

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 19, 2009

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re: GAIN Capital Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 29, 2009**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment #3 regarding the terms "scale dynamically" and "scale horizontally" but continue to believe that those terms are industry jargon that are understood only by industry experts. Please explain these terms the first time that you use them.

2. We note your response to our prior comment #27 and the revised disclosure. Please also disclose why some existing customer accounts in China continue to trade using your platform. For example, please explain why you have not simply taken steps to close the remaining ten legacy accounts.

3. We are reissuing our prior comment #2 as the supplemental materials provided do not clearly indicate the disclosure that they relate to. Please provide us with

highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

Experienced management team, page 5

4. Please briefly explain the role and responsibilities of the position of Chief Dealer.

Risks Associated with Our Business, page 5

5. We note your response to our prior comment #14 and the revised disclosure. Please revise the disclosure regarding risks to your business to present it in a more easily readable format, such as by using bullet points. Please refer to Rule 421. Please also present more detailed disclosure regarding the risks associated with your business as you have done regarding your competitive strengths.

Corporate Information, page 7

6. Please explain what it means to "facilitate the collateralization of the equity." Please also discuss in more detail the tax planning purposes associated with the merger of GH Formation, Inc. with and into GAIN Capital Group, Inc.

Summary Consolidated Financial and Other Data

Pro forma earnings per share, page 11

7. We have considered your response to our prior comment 16. We will continue to monitor your future amendments for compliance with this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Year ended December 31, 2008 compared to year ended December 31, 2007, page 58

Revenue, page 58

8. We note your response to our prior comment #29 and the revised disclosure. Please also disclose what caused the reduction in the wholesale pricing spreads

that you receive from your wholesale forex trading partners and describe how you reacted to increased market pressure on pricing.

Our Forex Market-Making and Trading Business, page 88

Our forex market-making model, page 88

9. We note your response to our prior comment #37. Please disclose that you do not track which trades are naturally hedged, subject to net exposure and redirected but instead monitor the net exposure in the aggregate in accordance with predefined exposure limits.

Relationship with wholesale forex trading partners, page 92

10. We note your response to our prior comment #39 and the revised disclosure. Please clarify whether you have effective ISDA agreements with six financial institutions, as disclosed on page 92, or with nine financial institutions, as stated in your response to our prior comment #39.

Our Contracts-for Difference Business, page 94

11. We note your response to our prior comment 40. Our review of the response is still pending. We may have further comments.

Base Compensation, page 114

12. We note your response to our prior comment #45 and your revised disclosure regarding the use of benchmarking for 2009. It appears that you have already set 2009 base compensation and can provide disclosure regarding benchmarking for 2009. Please advise.

13. Please also provide more specific disclosure as to how and why you arrived at the base compensation levels for 2008.

Annual Incentive Compensation, page 115

14. We note your response to our prior comment #47 and the revised disclosure. You disclose that for 2008 you paid incentive cash bonuses for your named executive officers based on your achievement of annual revenue levels and annual EBITDA levels. You also disclose that you must achieve certain minimum corporate revenue levels and minimum annual EBITDA levels for the annual cash incentive bonus to be paid and disclose for 2009, but not for 2008, such minimum corporate revenue levels and minimum annual EBITDA levels. First, please disclose the 2008 annual revenue level targets and annual EBITDA level targets and achieved annual revenue and EBITDA for 2008. Second, please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay

Glenn H. Stevens
GAIN Capital Holdings, Inc.
November 19, 2009
Page 4

these specific incentive bonus amounts in 2008 to each of your NEOs and what is
the correlation between the incentive bonus amounts for each of your NEOs and
the achievement, or failure to achieve, the targeted annual revenue level and
annual EBITDA level. Third, please disclose the total cash compensation targets
for each of your named executive officers and how the amounts of such total cash
compensation targets were decided upon. For example, what factors did the
compensation committee consider when deciding upon total cash compensation
targets?

Long-Term Incentive Compensation, page 116

15. We note your response to our prior comment #48 and the revised disclosure. We
are reissuing the comment. Please expand your disclosure to provide a discussion
of the long term awards made to each named executive officer and the factors and
performance considerations that lead to such awards. For example, please
disclose the specific factors that the board of directors considered when
determining equity grants for 2008.

Principal and Selling Stockholders, page 142

16. Please revise your principal and selling stockholder table to list each beneficial
holder in the table. Please also identify by footnote each person who has shared
voting or investment power over the shareholder entity. See our Compliance &
Disclosure Interpretations 140.01 and 140.02.

17. Please confirm to us that each selling stockholder that is an affiliate of a broker-
dealer purchased the securities in the ordinary course of business, and at the time
of the purchase of the securities to be resold, had no agreements or
understandings, directly or indirectly, with any person to distribute the securities.
If true, please revise your disclosure accordingly.

18. In the next amendment to your registration statement, please fill in both columns
under the heading "Shares Beneficially Owned Prior to Offering." We may have
further comments.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4

19. We have considered your responses to our prior comments 54 and 55. We are
still unclear how your presentation of net interest revenue complies with the
requirements of Rule 9-04 of Regulation S-X. Please revise your presentation to
include all interest expense in your calculation of net interest revenue.

6. Goodwill, page F-19

20. We have reviewed your response to our prior comment 58. With respect to your

acquisitions in 2007 and 2008, tell us whether you allocated any of the purchase price to intangible assets such as customer relationships.

9. Convertible, Redeemable Preferred Stock

Preferred Stock Embedded Derivative, page F-24

21. We have read your response to our prior comment 60. Please provide us with more detail regarding the conversion and redemption features of your preferred stock. Explain to us whether the conversion feature can currently be exercised and whether the terms of the conversion rights themselves allow the holder to force the Company to net cash settle. To the extent that the conversion rights alone can not force the Company to net cash settle, explain to us how you determined that the conversion rights should be analyzed together with the redemption feature to determine if the conversion feature should be bifurcated from the host instrument and treated as a derivative.

19. Closure of Shanghai Company, page F-35

22. We have considered your response to our prior comment 62. Please explain to us in greater detail how you arrived at the conclusion that the Company's Shanghai subsidiary does not qualify as a component of an entity. Specifically, explain to us why the operations of the Shanghai subsidiary can not be clearly distinguished from the rest of the entity.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq.